CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

07020541

Our Ref: GCSS-EL/0179/07/LTR

22 January 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 9 January 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited, on Continuing Connected Transaction: Provision of Property Management Services*);
- 15 January 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Appointment of Group Chief Executive Officer*);
- 19 January 2007 (*Scheduled date for release of the Financial Results for the year ended 31 December 2006*)
- 19 January 2007 (*Proposed sale of Property Units at One Shenton and Residences @ Evelyn*)

PROCESSED
JAN 26 2007
THOMSON FINANCIAL

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

RECEIVED
2007 JAN 24 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	09-Jan-2007 12:44:33
Announcement No.	00029

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited, on Continuing Connected Transaction: Provision of Property Management Services
Description	Please find attached the announcement relating to the above subject matter released by City e-Solutions Limited on 8 January 2007.
Attachments:	CES.pdf Total size = **38K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

CONTINUING CONNECTED TRANSACTION: PROVISION OF PROPERTY MANAGEMENT SERVICES

The Board wishes to announce that Richfield, an indirect non-wholly owned subsidiary of the Company, had on 3 January 2007 received four property management agreements signed and returned by the Owners all dated 27 December 2006, pursuant to which Richfield has agreed to provide the Property Management Services to the Owners in relation to the Hotels for a period of three years, commencing from 1 January 2007.

The Company is held as to about 52% by CDL (a controlling shareholder of the Company), which in turn holds about 52% in M&C. The Owners, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL under the Listing Rules and hence connected persons of the Company for the purpose of the Listing Rules. The provision of the Property Management Services constitutes continuing connected transaction for the Company under the Listing Rules.

As the percentage ratios (other than the profit ratio) represented by the Annual Cap in each of the following three financial years ending 31 December 2009 are less than 25% and HK$10 million as set out in Rule 14A.34 of the Listing Rules, the provision of the Property Management Services is subject to announcement, reporting and annual review requirements, but are exempt from independent shareholders' approval.

INTRODUCTION

The Board wishes to announce that Richfield, an indirect non-wholly owned subsidiary of the Company, had on 3 January 2007 received four property management agreements signed and returned by the Owners all dated 27 December 2006, pursuant to which Richfield has agreed to provide the Property Management Services to the Owners in relation to the Hotels for a period of three years, commencing from 1 January 2007. The material terms of the Management Agreements are summarised below.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE MANAGEMENT AGREEMENTS

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services. In connection with the hotel management services, the Group currently operates 24 hotels in the Unites States representing in excess of 5,600 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. It also operates several independent (non-brand affiliated) properties.

In line with its stated principal business mentioned above, the Group has been providing property management services to the M&C Group since the beginning of 2002. For the two years ended 31 December 2005 and the six months ended 30 June 2006, service fee receivable by the Group in connection with provision of property management services to the M&C Group amounted to approximately HK$4,900,000, HK$4,094,000 and HK$1,461,000 respectively. Such revenues fall within the annual cap (i.e. HK$9.5 million for each financial year) as set out by the Company in its announcement dated 11 June 2004 and represent about 6.8%, 4.8% and 4.4% of the turnovers of the Group for the relevant periods.

The Board considers it to be in the interests of the Group to continue to provide the Property Management Services to the M&C Group as it enables the Group to strengthen its core business by enhancing its reputation as a superior multi-property operator through the provision of these hotel management services to this wider range of non-branded and branded properties and, also broaden its income base.

The Annual Cap for the provision of the Property Management Services is HK$5,000,000 for each of the three financial years ending 31 December 2009. The Annual Cap is determined by reference to the service fee payable by the M&C Group to Richfield for the year ended 31 December 2005 and the six months ended 30 June 2006, and the estimated revenue growth of the Hotels in the forthcoming years.

The Directors (including the independent non-executive Directors) consider that the Management Agreements are on normal commercial terms and the provision of the Property Management Services is in the ordinary and usual course of business of the Group. They are also of the view that the terms of the Management Agreements as well as the amount of the Annual Cap are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

The Company is held as to about 52% by CDL, a controlling shareholder of the Company, which in turn holds about 52% in M&C. The Owners, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL and hence connected persons of the Company under the Listing Rules.

The Property Management Services will be provided on a recurring basis under the Management Agreements, thus constituting continuing connected transaction for the

"Management Agreements"	the management agreements entered into between Richfield and the Owners all dated 27 December 2006
"Property Management Services"	the property management services to be provided by Richfield to the Owners in relation to the Hotels as contemplated under the Management Agreements
"Richfield"	Richfield Hospitality, Inc., a Colorado corporation and an indirect non-wholly owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 January 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translationof US$ into HK$ is based on the approximate exchange rate of US$1.00 = HK$7.80.

Please also refer to the published version of this announcement in The Standard.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Jan-2007 12:52:08
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Appointment of Group Chief Executive Officer
Description	Please find attached the announcement relating to the above matter released by Millennium & Copthorne Hotels plc on 12 January 2007.
Attachments:	CEO_Appointment.pdf Total size = **12K** (2048K size limit recommended)

12 January 2007

Millennium & Copthorne Hotels plc

Appoints Group Chief Executive Officer

Millennium & Copthorne Hotels plc (M&C) is pleased to announce the appointment of Peter Papadimitropoulos ("Mr. Papas"), as Group Chief Executive Officer. Mr Papas will join the Board on 1st March 2007 and will be relocating to London from South Africa.

Mr Papas (38) has previously been a non-executive director at Peermont Global Limited, a company listed on the Johannesburg Stock Exchange which operates hotels, resorts, convention centres and casinos. He has held corporate finance roles with JP Morgan SA (formerly Fleming Martin SA) and ING Barings SA and was a founder shareholder and managing director of Aquila Growth Limited, a private equity and venture capital fund listed on the Johannesburg Stock Exchange. He qualified as a chartered accountant with Ernst and Young in South Africa.

Kwek Leng Beng, Chairman of M&C, commented:

"Peter's appointment represents the successful conclusion of a rigorous search process and I am delighted he is joining Millennium and Copthorne in this phase of the Group's development. He joins a strong management team and his broad experience will be invaluable to the Group as it continues to expand its operations. I am confident that Peter will make a considerable contribution to the Group's future growth."

For further information please contact:

Ben Foster/Charlie Watenphul Financial Dynamics	+44 (0) 207 831 3113

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Jan-2007 17:37:48
Announcement No.	00092

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Scheduled date for release of the Financial Results for the year ended 31 December 2006
Description	City Developments Limited will be announcing its unaudited financial results for the year ended 31 December 2006 on 28 February 2007. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries Date : 19 January 2007
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Jan-2007 17:35:13
Announcement No.	00089

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed sale of Property Units at One Shenton and Residences @ Evelyn
Description	Please refer to the attached file on the above matter.
Attachments:	CDL_Annc.pdf Total size = **21K** (2048K size limit recommended)

Close Window

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNITS AT ONE SHENTON AND RESIDENCES @ EVELYN

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sales of one unit each (the "Units") in the residential developments known as One Shenton and Residences @ Evelyn to the following persons who are interested persons of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Purchasers"):

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mr Kwek Kon Chun, nephew of Mr Kwek Leng Peck	#18-02 One Shenton	$3,261,960.00 (nett after Public Discount)	18%, being the discount offered to members of the public who purchase units in One Shenton at the time of the grant of the Option to Purchase ("Public Discount").	Mr Kwek Leng Peck is a Director of CDL
Mdm Quek Bee Heong, sister of Mr Kwek Leng Beng and Mr Kwek Leng Joo	#12-02 Residences @ Evelyn	$1,909,600.00 (nett after Public Discount)	12%, being the discount offered to members of the public who purchase units in Residences @ Evelyn at the time of the grant of the Option to Purchase ("Public Discount").	Mr Kwek Leng Beng is the Chairman of the Board of Directors and Mr Kwek Leng Joo is the Managing Director of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sales of the Units and has approved the proposed sales. The Audit Committee is of the view that the terms of the proposed sales of the Units are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck, being Directors of CDL, had abstained from the Board's review and approval of the proposed sales of the Units.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

19 January 2007